

July 1, 2009

Mr. Kirk A. Stingley,
Chief Financial Officer
Eternal Energy Corp.
2549 West Main Street, Suite 202
Littleton, Colorado 80120

> **Re:** **Eternal Energy Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 8, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 15, 2009**
> **File No. 000-50906**

Dear Mr. Stingley:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Controls and Procedures, page 20

1. Please comply with Rule 13a-15(c) of Regulation 13A, which requires an evaluation of your internal control over financial reporting as of December 31, 2008.

   If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Please note that the failure to perform or complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these matters, please see Compliance and Disclosure Interpretation 115.02, which you can find on our website at the following address.

http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

2.   We note that your management has concluded that disclosure controls and procedures were effective as of December 31, 2008. However management's failure to provide its report on internal control over financial reporting is evidence of ineffective disclosure controls and procedures. Under these circumstances, we believe you should add to the disclosure about management's conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year to clarify that, given the omission of the required disclosure about internal control over financial reporting, your disclosure controls and procedures were not actually effective at the time of filing your report. Please contact us by telephone if you require further clarification or guidance.

3.   Your disclosure explaining that there have been no changes in your *internal controls* during the *most recent fiscal year* that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting does not comply with Item 308(c) of Regulation S-K.

This guidance requires that you disclose any change in your *internal control over financial reporting* (rather than internal controls generally), and address those changes that occurred *during the last fiscal quarter* (rather than during the most recent fiscal year), that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. Please modify your disclosure accordingly.

Exhibits

4.   The certifications of your principal executive officers at Exhibits 31.1 and 31.2 must include the introductory language of paragraph 4, pertaining to their responsibility for establishing and maintaining internal control over financial reporting, and the language of paragraph 4(b), concerning the design of such control, to comply with Item 601(b)(31) of Regulation S-K. Please amend your filing to include the required certifications.

Financial Statements

Note 3 – Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-8

5.   We note your disclosures and financial presentation indicating that you record the sale of interests in prospects as revenue and the costs of prospects sold as operating expenses. Tell us how your revenue and expense characterization (as opposed to gain or loss), is consistent with the guidance in paragraph 87 of CON 6; and how your accounting for the sale of interests in prospects is consistent with Rule 4-10(c)(6)(i) of Regulation S-X. As you may know, this guidance generally requires sales to be accounted for as adjustments to the full cost pool unless the adjustment would significantly alter the relationship between capitalized costs and proved reserves for a cost center.

6.   We also note that you recognize spud fee revenue once the drilling commences. Tell us how the timing of your recognition of spud fee revenue is consistent with the following revenue recognition criteria, as set forth in SAB Topic 13.1:

- Persuasive evidence of an arrangement exists,
- Delivery has occurred or services have been rendered,
- The seller's price to the buyer is fixed or determinable, and
- Collectibility is reasonable assured.

Please also identify the documents in which you have filed the agreements governing your spud fee revenue arrangements in the exhibit listing on page 28.

If you have not filed these agreements, please submit them with your reply and file them as exhibits to comply with Item 601(b)(10)(ii)(B) of Regulation S-K.

Oil and Gas Properties, page F-8

7.   We note your disclosure indicating that you use the full cost method of accounting for your oil and gas properties. Please address the following observations in relation to your application of the full cost method of accounting for your oil and gas properties:

   (a)   You state that you group your properties based on geographic location because you occasionally sell interests in mineral rights, and you mention on page 3 that you conduct activities in the North Sea, Nevada and Canada.

          Please modify your disclosure to clarify how your determination of cost centers is consistent with Rule 4-10(c)(1) of Regulation S-X, which requires establishing cost centers on a county-by-country basis under the full cost methodology. Please understand that grouping costs of properties by country is a general requirement of the full cost rules and is not dependent on having occasional sales.

   (b)   You disclose that you do not capitalize interest or internal costs related to your investments in oil and gas properties.

          We expect companies using the full cost methodology to adhere to the guidance on interest capitalization in FIN 33, and to follow the guidance pertaining to the capitalization of costs associated with acquisition, exploration and development activities in Rule 4-10(c)(2) of Regulation S-X.

          Please clarify your disclosure about your accounting for interest and internal costs under the full cost methodology as necessary and with sufficient details to understand your policy and advise us of the accounting and disclosure revisions that you believe would be necessary to comply with this guidance.

   (c)   You indicate that you expense dry hole costs if economically recoverable reserves are not discovered in a prospect. Under the full cost rules, these costs would need to be included in the amortization base immediately upon determination that the well is dry, following the guidance in Rule 4-10(c)(3)(ii)(A) of Regulation S-X. Once included in the amortization

> base, these costs are handled differently than those which are not when
> conducting the ceiling test.
>
> Please submit the disclosure that you propose to clarify your handling of
> these costs and advise us of any changes that you would need to make to
> your accounting to comply with this guidance. Please include details
> sufficient to understand the nature of costs included in your amortization
> base, and the manner by which you evaluate your capitalized costs for
> impairment.

Accounting for Shared-Based Compensation, page F-9

8.   We note your disclosure stating that you adopted SFAS 123(R) on January 1,
        2006 using the modified prospective method. It is unclear why you also disclosed
        the pro forma net loss and the basic and diluted earnings per share for 2007
        (restated) and 2008. We would generally expect pro forma disclosures for any
        period for which an income statement is presented prior to the adoption of SFAS
        123 (R). Tell us the manner by which you have calculated the pro forma
        information and explain how your presentation is consistent with the guidance in
        paragraph 74 of SFAS 123 (R), if that is your view.

Note 6 – Oil and Gas Properties, page F-15

9.   Please provide the disclosures required under Rule 4-10(c)(7)(ii) of Regulation S-
        X, including the current status of unproved properties for which costs are
        excluded from amortization, the anticipated timing of the inclusion of such costs
        in the amortization computation, and a table indicating the nature of costs by
        category and identifying the periods in which the costs were incurred.

Note 12 – Supplemental Oil and Gas Information (Unaudited), page F-26

10.   Please disclose the following information about your oil and gas activities to
        comply with paragraphs 18 to 23 and paragraph 33 of SFAS 69:

        • Capitalized costs relating to oil and gas producing activities at December 31,
          2008;
        • Cost incurred in oil and gas property acquisition, exploration and
          development activities for the year ended December 31, 2008 and 2007
        • Aggregate change in the standardized measure of discounted future net cash
          flows during 2008.

Form 10-Q for the Quarter Ended March 31, 2009

Exhibits

11.   The certifications of your principal executive officers at Exhibits 31.1 and 31.2 must include the introductory language of paragraph 4, pertaining to their responsibility for establishing and maintaining internal control over financial reporting, and the language of paragraph 4(b), concerning the design of such control, to comply with Item 601(b)(31) of Regulation S-K. Please amend your filing to include the required certifications.

Engineering Comments

Business, page 3

Starting in May 2007…, page 4

12.   We note your disclosure stating "Ryder-Scott Co., a Houston based petroleum engineering firm, has reviewed the property and ascribed 900,000 barrels of proved undeveloped reserves to the Glasscock formation at an approximate depth of 5,600 feet." Please furnish to us the reserve engineering report in support of your statement and Ryder-Scott's consent to be cited in your document.

13.   We note your statement, "In December 2007, initial work to implement a 4 well pilot waterflood of the Glasscock formation was commenced. This work was expected to be completed by the end of January 2008; however, field work performed to date has required further study for proper well-bore stimulation of the water injection wells. Current plans call for completion of the pilot program well work by the end of 2009, at which time water injection should begin."

        Please explain to us (i) how this project has associated proved secondary reserves if it requires a pilot program; and (ii) why the reservoir water injectivity was not determined prior to your attribution of proved reserves.

Financial Statements

Note 12 – Supplemental Oil and Gas Information (Unaudited), page F-26

14.   We note your disclosure of proved oil reserves and proved developed oil reserves. In light of your disclosures on pages 9 and F-19, indicating there is substantial doubt about your ability to continue as a going concern, it appears that you do not have access to financing for the $2.2 million that you disclose for development costs of the waterflood project. The fact that you shut in your production due to low commodity prices (page 12) contradicts your claim to proved developed reserves based on that production.

    Please furnish to us the technical information that provides conclusive support for the reasonable certainty of the recovery of these volumes. This information may include the items requested above. Please direct these engineering items to:

    U.S. Securities and Exchange Commission
    100 F Street NE
    Washington, DC 20549-7010
    Attn: Ronald M. Winfrey

Closing Comments

    Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joanna Lam at (202) 551-3476 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief